SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
LAIDLAW INTERNATIONAL, INC.
(Name of Issuer)
LAIDLAW INTERNATIONAL, INC.
(Name of Filing Person (Offeror))
Common Stock, $0.01 par value
(including the associated preferred share purchase rights attached thereto)
(Title of Class of Securities)
50730R102
(CUSIP Number of Class of Securities)
Beth Byster Corvino, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
Laidlaw International, Inc.
55 Shuman Boulevard, Suite 400
Naperville, Illinois 60563
(630) 848-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))
Copy to:
Richard S. Meller, Esq.
Latham & Watkins
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing
fee**
$427,500,000	$45,742.50
*	Calculated solely for the purpose of determining the filing fee, based upon the purchase of 15,000,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $28.50 per share.

**	The amount of filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction value by 0.000107.
☑     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$45,742.50	Filing party: Laidlaw International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 10, 2006
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

     This Amendment No. 3 to Tender Offer Statement on Schedule TO (“Amendment No. 3”) relates to the offer by Laidlaw International, Inc., a Delaware corporation (“Laidlaw”) to purchase up to 15,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated June 23, 2003, by and between Laidlaw and Wells Fargo Bank Minnesota, National Association, as Rights Agent, at a price not greater than $28.50 nor less than $25.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Laidlaw’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2006 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Laidlaw on July 10, 2006 (as amended, the “Schedule TO”) as set forth below. This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which previously were filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in Schedule TO except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
     Item 4 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
     The Offer to Purchase is amended by inserting the sentence set forth below in the following location: page 15 of the Offer to Purchase at the end of the second full paragraph under “Section 4. Withdrawal Rights.”
     “Shareholders are required to submit separate notices of withdrawal for each portion of shares tendered at a different price.”
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
     The Offer to Purchase is amended by deleting the language set forth below from the following location: page 19 of the Offer to Purchase from the first sentence of the first full paragraph on page 19.
     “regardless of the circumstances giving rise to any such condition”
     The Offer to Purchase is further amended by inserting the sentence set forth below in the following location: page 19 of the Offer to Purchase immediately after the first sentence of the first full paragraph on page 19.
     “In the event we waive a condition, we will waive it with respect to all shareholders.”
Item 11. Additional Information.
     Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
     The Offer to Purchase is amended by deleting the paragraph set forth below from the following location: page 22 of the Offer to Purchase directly below the table of SEC filings.
     “We incorporate by reference these documents and any additional documents that we may file with the Commission between the date of the tender offer and the date of the expiration or termination of the tender offer. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.”
     The Offer to Purchase is further amended by inserting the sentence set forth below in place of the above deleted paragraph.
     “We incorporate by reference the documents above.”

Item 12.  Exhibits.
     The index to exhibits appears on the page immediately following the signature page of this Amendment No. 3.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2006	LAIDLAW INTERNATIONAL, INC.
	By	/s/ Jeffrey W. Sanders
		Name:	Jeffrey W. Sanders
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated July 10, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Shareholders, dated July 10, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 10, 2006.*

(a)(5)(ii)	Summary Advertisement, dated July 10, 2006.*

(a)(5)(iii)	Questions and Answers for employees regarding stock buy back.*

(a)(5)(iv)	Letter to employees regarding stock buy back.*

(a)(5)(v)	Memo to Equity Plan Participants about participation in the tender offer.**

(a)(5)(vi)	Notice to Canadian holders and related certification, dated July 13, 2006.***

(a)(5)(vii)	Submission to Jurisdiction and Appointment of Agent for Service of Process, dated July 13, 2006.***

(a)(5)(viii)	Report under Section 189.1.3 of the Regulations pursuant to Section 147.21(2) of the Securities Act (Quebec), R.S.Q., c. V-1.1, as amended, dated July 13, 2006.***

(a)(5)(ix)	Certificate of Eligibility, dated July 13, 2006.***

(b)	Commitment Letter dated July 5, 2006, by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.*

(d)	Rights Agreement, dated June 23, 2003, by and between Laidlaw International, Inc. and Wells Fargo Bank Minnesota, National Association, as Rights Agent (filed as Exhibit 4.3 to the Form 8-K filed on July 9, 2003 and incorporated herein by reference).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on July 10, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO-I on July 11, 2006.

***	Previously filed on Amendment No. 2 to Schedule TO-I on July 14, 2006.